JONES DAY
1420 PEACHTREE STREET, N.E.
SUITE 800
ATLANTA, GEORGIA 30309
August 8, 2006
VIA EDGAR
Kathleen Krebs
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sprint Nextel Corporation

Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 10-Q for the Quarter Ended March 31, 2006
File No. 1-04721

Form S-3
Filed March 27, 2006
File No. 333-132734
Dear Ms. Krebs:
     Pursuant to our telephone conversation this afternoon, this letter contains the undertakings of Sprint Nextel Corporation (the “Company”) with respect to the staff declaring the above-referenced registration statement effective as of today, August 8, 2006. Accordingly, the Company hereby undertakes to:
•	file audited restated financial statements for the Company on Form 8-K to reflect the discontinued operations of the Company’s former local communications business, which is now Embarq Corporation, on or about September 1, 2006; and

•	provide in its future periodic reports any disclosures required by Financial Accounting Standards Board Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, with respect to the Company’s guarantees of the Subsidiaries’ debt securities.
     Please contact the undersigned at (404) 581-8349 in connection with any further questions or comments regarding this issue. Thank you for your attention to this matter.

Very truly yours,
/s/ Michelle Moore

Michelle Moore

cc:	Mr. Larry Spirgel, Securities and Exchange Commission Leonard J. Kennedy, Esq., Sprint Nextel Corporation Mr. William G. Arendt, Sprint Nextel Corporation